Exhibit 99.1

Johannesburg, 29 October 2020: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW & NYSE: SBSW) is pleased to provide an operating update for the quarter ended 30 September 2020. Financial results are only provided on a six-monthly basis.

SALIENT FEATURES FOR THE QUARTER ENDED 30 SEPTEMBER 2020

●	Record quarterly adjusted EBITDA[3] of R15,592 million (US$922 million)
●	Production build-up at SA operations post lockdown restrictions delivered ahead of schedule
●	Leverage 40% lower compared to H1 2020 with net debt: adjusted EBITDA reducing to 0.33x at end Q3 2020
●	Net debt reduced by further R11,164 million (US$666 million) following conversion of convertible bond during October 2020
●	Another solid performance from the SA PGM Operations

US dollar						SA rand
Quarter ended						Quarter ended
Sep 2019	Jun 2020	Sep 2020		KEY STATISTICS		Sep 2020	Jun 2020	Sep 2019
				UNITED STATES (US) OPERATIONS
				PGM operations[1,2]
147,353	156,155	147,835	oz	2E PGM production[2]	kg	4,598	4,857	4,583
202,141	175,674	202,661	oz	PGM recycling[1]	kg	6,303	5,464	6,287
1,388	1,733	1,898	US$/2Eoz	Average basket price	R/2Eoz	32,095	31,116	20,362
123.4	219.7	190.8	US$m	Adjusted EBITDA[3]	Rm	3,226.7	3,943.5	1,810.0
27	24	34%		Adjusted EBITDA margin[3]	%	34	24	27
791	838	875	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	14,803	15,038	11,603
				SOUTHERN AFRICA (SA) OPERATIONS
				PGM operations[2]
518,623	239,756	427,715	oz	4E PGM production[2]	kg	13,303	7,457	16,131
1,385	1,724	2,179	US$/4Eoz	Average basket price	R/4Eoz	36,840	30,942	20,316
199.7	56.1	549.2	US$m	Adjusted EBITDA[3]	Rm	9,287.1	1,007.0	2,930.3
25	18	58%		Adjusted EBITDA margin[3]	%	58	18	25
1,104	1,338	1,004	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	16,985	24,011	16,190
				Gold operations
287,330	165,544	288,938	oz	Gold production	kg	8,987	5,149	8,937
1,451	1,685	1,845	US$/oz	Average gold price	R/kg	1,002,945	972,396	684,172
57.4	31.0	190.3	US$m	Adjusted EBITDA[3]	Rm	3,218.2	557.1	842.6
14	12	37%		Adjusted EBITDA margin[3]	%	37	12	14
1,386	1,543	1,316	US$/oz	All-in sustaining cost[4]	R/kg	715,345	890,444	653,666
				GROUP
377.4	299.8	922.1	US$m	Adjusted EBITDA[3]	Rm	15,592.1	5,382.3	5,536.1
14.67	17.95	16.91	R/US$	Average exchange rate using daily closing rates

1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
2	Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM)
3	The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation of profit(loss) before royalties and tax to adjusted EBITDA see “Adjusted EBITDA reconciliation – quarters”. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
4See “salient features and cost benchmarks – quarters” for the definition of All-in sustaining cost

Stock data for the quarter ended 30 September 2020		JSE Limited - (SSW)
Number of shares in issue[1]		Price range per ordinary share (high/low)	R36.75 to R57.59
- at 30 September 2020	2,924,560,172	Average daily volume	19,276,266
- weighted average	2,676,024,386	NYSE - (SBSW); one ADR represents four ordinary shares
Free Float	99%	Price range per ADR (high/low)	US$8.64 to US$13.44
Bloomberg/Reuters	SSW SJ/SSWJ.J	Average daily volume	3,390,990

1 The number of shares in issue at 30 September 2020 includes 248 430 319 shares block listed which were issued post the September 2020 quarter pursuant to the convertible bond conversions

Sibanye-Stillwater Operating update | Quarter ended 30 September 2020 1

OVERVIEW FOR THE QUARTER ENDED 30 SEPTEMBER 2020 COMPARED TO QUARTER ENDED 30 SEPTEMBER 2019

The operational recovery from the severe lockdown in SA in response to the COVID-19 pandemic has progressed well. The proactive and decisive response by the Group to address the COVID-19 challenges, while ensuring the integrity of the operating environment and the safety of all our employees has been pleasing. Comprehensive health and safety protocols, which were developed and implemented early on, have proven to be effective. In the interests of employee safety and operational continuity a more measured and phased production build up was deemed appropriate, particularly as employees from neighbouring countries and other provinces in South Africa were recalled.

The build-up to normalised production levels at the SA operations has progressed better than planned and the manner in which employees have been reintegrated into the operations without a notable increase in infection rates or operational disruptions, validates the more gradual recall and production build-up strategy.

By the end of Q3 2020, the SA gold operations had recalled approximately 92% of the workforce and achieved a production run rate of approximately 99% of planned levels, with the SA PGM operation having recalled approximately 88% of the workforce with a production run rate of 93% of planned levels achieved. By mid-October 2020, both the SA gold and PGM operations were operating at close to planned production rates with the employee complement close to pre-COVID-19 levels.

While the US PGM operations have continued to operate throughout the year, COVID-19 protocols, particularly compliance with social distancing requirements, has had an ongoing negative impact on productivity. The social distancing impact is most prevalent on transport to and from work, with employees living throughout the state of Montana and travelling longer distances to work than in SA. Restricted access to the operations has also affected shift arrangements and blasting schedules, resulting in a negative 8% impact on productivity.

COVID-19 infection rates at the SA operations, have declined significantly after peaking in July 2020 and while there has been a slight increase in infections in recent weeks, we do not anticipate a significant rise in cases or significant risk of the operations being closed. There has been a sharp spike in infections in the US and the state of Montana, and there has been a corresponding increase in positive cases at the US PGM operations. Again, we believe that our protocols are effective to manage the situation and ensure the safety of employees as well as the integrity of the operations insofar as practicable.

Elevated precious metal prices for Q3 2020, together with the 15% depreciation of the rand against the dollar during 2020 year-to-date, has ensured record prices for the basket of metals produced in SA and close to record levels in the US. Despite still being impacted by COVID-19 constraints during Q3 2020, the consistent operational performance coupled with high commodity prices, underpinned an exceptional financial result for the Group for Q3 2020.

Group adjusted EBITDA for Q3 2020 increased by 182% (or R10,056 million/US$545 million) to R15,592 million (US$922 million), compared with the same period in 2019. This represents another record quarterly financial result, surpassing the full-year Group adjusted EBITDA of R14,956 million (US$1,034 million) for 2019. This outstanding result reflects the significant value accretive PGM acquisition strategy embarked on from 2016.

Strong cash flow generation drove a further reduction in net debt during the period, despite the payment of the R1.4 billion H1 2020 dividend. Net debt: adjusted EBITDA (ND: adjusted EBITDA) at the end of Q3 2020, decreased by 40% to 0.33x from 0.55x at the end of June 2020. Subsequent to quarter end, the soft call option on the Convertible Bond (CB) was exercised and the CB was fully redeemed by 19 October 2020. On a proforma basis there is thus a further reduction in net debt of R11,164 million (US$666 million), resulting in ND: adjusted EBITDA declining on a proforma basis to 0.05x* at 30 September 2020.

Available funding increased by 19% from R23,799 million (US$1,372 million) at 30 June 2020 to R28,202 million (US$1,683 million) at 30 September 2020, comprising cash on hand of R15,151 million (US$904 million) (30 June 2020: R12,041 million (US$694 million)), committed undrawn facilities of R11,869 million (US$708 million) (30 June 2020: R9,000 million (US$519 million)), and available uncommitted overnight facilities of R1,182 million (US$71 million) (30 June 2020: R2,758 million (US$159 million)).

The strategic deleveraging which has been a primary focus since 2017 is now complete. At current commodity prices and the prevailing exchange rate, and with the SA operations having attained normalised production run rates, the Group is likely to continue generating significant cash flow. Following the resumption of the dividend in August 2020, the Group is well positioned to deliver superior total returns to shareholders. We will continue to maintain a disciplined approach to capital allocation, with the primary focus on securing the future of the company and delivering on our vision of superior value creation for all our stakeholders by prioritising dividends, share buy backs when appropriate, and smart, value accretive growth.

* Certain information presented in this quarterly update constitutes pro forma financial information. The responsibility for preparing and presenting the pro forma financial information, its completeness and accuracy is that of the directors of Sibanye Stillwater. The information is presented for illustrative purposes only. Because of its nature, the pro forma financial information may not fairly present the Company’s financial position, changes in equity, and results of operations or cash flows. The information has not been audited or reviewed or reported on by external auditors of the Company

SAFE PRODUCTION

The safe production performance for Q3 2020 was mixed, with another good quarterly safety performance from the SA PGM operations, offset by a decline in the safety performance of the SA gold operations.

Sibanye-Stillwater Operating update | Quarter ended 30 September 2020 2

The SA PGM operations delivered another fatality free quarter (mirroring the zero fatalities for Q2 2020), relative to two fatalities experienced in Q3 2019. On 13 October 2020, the SA PGM operations achieved a milestone of four million fatality free shifts with the last fatality recorded at Siphumelele shaft in March 2020.

Regrettably, after over 13 million shifts and almost two years without any fatal incidents, the SA gold operations suffered two fatalities during Q3 2020. On 8 August 2020, Mr Mfuneka Manikela, a contractor employee at Kloof Thuthukani shaft, was struck by ore flowing down the raise towards the tip while he was travelling in a centre gully to collect equipment. Mr Manikela was 36 years old and is survived by his wife. On 13 August 2020 Mr Bonginkosi Hlophe, a learner miner at Driefontein Hlanganani shaft, was struck by a gravity fall of ground while travelling above the strike gully. Mr Hlope was 38 years old and is survived by his fiancée and three dependents. Our heartfelt condolences go out to the family, friends and colleagues of Mr Manikela and Mr Hlophe. Both incidents are being investigated together with the relevant stakeholders and appropriate support has been provided to both families.

Despite these fatalities we believe that our safety strategy remains appropriate and we will continue to work towards our goal of zero harm. An improvement in serious injury frequency rate (SIFR), lost day injury frequency rate (LDIFR) and the total injury frequency rates of 12%, 20% and 23% respectively was achieved for the quarter, compared to the same period in 2019 for the SA gold operations. The focus on proactively managing leading indicators, in line with our Safe Production Strategy, will remain key in achieving ongoing continual improvement.

The US PGM reported a total reportable injury frequency rate (TRIFR) of 13 per million hours for Q3 2020, compared to 8.5 per million hours for Q3 2019. The majority of incidents were due to slips, trips and falls, which primarily resulted in minor lacerations.

OPERATING REVIEW

US PGM operations

Compliance with COVID-19 protocols continued to affect productivity at the US PGM operations. Logistical constraints (transport of employees) and the need to stagger shift arrangements and blast cycles to accommodate social distancing has resulted in productivity declines of approximately 8% versus pre-COVID-19 levels. For 2020 this is equivalent to a loss of approximately 20,000 2Eoz of mined production. Mined 2E PGM production for Q3 2020 of 147,835 2Eoz was in line with the comparable period in 2019. Production from the Stillwater mine (including Stillwater West and Stillwater East) of 91,940  2Eoz for Q3 2020, was 1% lower than for the comparable period in 2019. The East Boulder mine (EB) produced 55,895 2Eoz, 3% higher than for Q3 2019. Mined tonnes milled for Q3 2020 increased to 370,201 tonnes, 7% higher than for Q3 2019. Plant head grade was 13.6 g/t in Q3 2020, 6% lower than for Q3 2019. Head-grade challenges were largely attributed to lower than expected availability of higher grade stopes. Remedial action has been taken, and a recovery in grade is anticipated for Q4 2020. PGM sales for Q3 2020 of 143,716 2Eoz were 3% higher than for Q3 2019, largely due to the timing of production deliveries in Q3 2020.

All-in sustaining cost (AISC) of US$875/2Eoz for Q3 2020 was 11% higher than for Q3 2019, due to lower than planned 2E PGM production from the Stillwater mine complex and higher royalties and insurance. The average 2E PGM basket price for Q3 2020, was approximately 96% higher than the average basket price used for planning, with a consequential increase in royalties and insurance accounting for approximately US$51/2Eoz (6%) of the increase in AISC year-on-year.

The recycling operation fed an average of 25tpd of spent catalyst for Q3 2020. Recycling inventory normalised at approximately 200 tonnes following the accelerated processing of inventory in Q2 2020, although has increased subsequent to quarter end due to planned maintenance at the smelter early in Q4 2020. Ongoing COVID-19 related logistical and liquidity constraints constraining the global recycling industry, continued to affect recycle receipts during Q3 2020 although recycle receipts have begun normalising and are trending back to pre-COVID-19 levels. It should be noted that recycle receipts are region specific, with COVID-19 continuing to constrain global supply from some regions.

The 2E PGM basket price for Q3 2020 averaged US$1,898/2Eoz, 37% higher than for Q3 2019, driving the mined adjusted EBITDA margin to 62% from 57% in Q3 2019. Adjusted EBITDA for the US PGM operations increased by 55% year-on-year to US$191 million (R3,227 million), with the recycling operation contributing US$10 million (R170 million). After accounting for recycling, the blended adjusted EBITDA margin for the US PGM operations increased from 27% in Q3 2019 to 34% in Q3 2020.

Total capital expenditure for Q3 2020 amounted to US$69 million and was mainly spent on the Blitz and Fill the mill (FTM) growth projects (54% or US$37 million).

The Blitz project has been reviewed following the suspension of growth capital activities due to COVID-19 during Q1 and Q2 2020, which, as signalled in our H1 2020 results, further delayed the project schedule. The project review has indicated a delay of up to two years, with production from Blitz now expected to reach a steady state run rate of approximately 300,000 2Eoz per annum by 2024. Further detail on the project will be provided in Q1 2021, following the completion of the annual production planning cycle. The FTM project is on schedule and on budget, building up to an annualised production run rate of approximately 40,000 2Eoz per annum from December 2020. This project yields an estimated net present value of over US$460m at spot 2E PGM prices.

SA PGM operations

Despite ongoing COVID-19 related constraints at the SA PGM operations during Q3 2020, the ongoing production build-up was well managed, with costs kept under control. Primarily due to the progressive production build up during the quarter, 4E PGM production of 427,715 4Eoz for Q3 2020 was 18% lower than for the comparable period in 2019.

Sibanye-Stillwater Operating update | Quarter ended 30 September 2020 3

Costs were well managed with AISC increasing by only 5% year-on-year to R16,985/4Eoz (US$1,004/4Eoz), despite lower production and above inflation electricity tariffs and wage adjustments. Higher state royalty tax arising from the increase in revenue and profitability were partly offset by financial benefits accruing to the Marikana smelting and refining operations from the processing of Purchase of Concentrate (PoC) from Rustenburg, Kroondal and Platinum Mile following the declaration of Force Majeure (FM) by Anglo American Platinum (Anglo Platinum) during March 2020 after breakdowns at its converter plants (ACP).

The average 4E PGM basket price of R36,840/4Eoz (US$2,179/4Eoz) for Q3 2020 was 81% higher than for Q3 2019. This was primarily driven by significant price gains in rhodium (166%) and palladium (41%) period-on-period and a 15% weaker rand exchange rate. Rhodium and palladium respectively contributed approximately 42% and 30% of the spot 4E PGM basket revenue for Q3 2020, despite comprising just 8% and 30% of the 4E prill split. The record average 4E basket price combined with the steady increase in production post the COVID-19 lockdown, enabled a 217% increase in adjusted EBITDA for the SA PGM operations to R9,287 million (US$549 million) for Q3 2020, with the adjusted EBITDA margin more than doubling from 25% for Q3 2019 to 58% for Q3 2020.

Notably, the R9,287 million adjusted EBITDA generated during this quarter accounts for 72% of the R12.8 billion aggregated initial acquisition cost of Kroondal, Rustenburg and Marikana. Considering the higher prevailing average PGM basket price in Q4 2020 to date, combined with the return to normalised production rates during October, the outlook for Q4 2020 is extremely positive.

PGM production of 154,904 4Eoz from the Rustenburg operation was 14% lower than for Q3 2019. Underground production was 17% lower due to the ongoing build-up of production post the COVID-19 lockdown. This was partly offset by an 18% increase in production from the surface operations, which were less affected by COVID-19 related restrictions. AISC for the Rustenburg operation increased by 19% year-on-year to R18,864/4Eoz (US$1,116/4Eoz), primarily due to lower production, compounded by above inflation increases in wages and electricity tariffs, with higher royalty tax adding approximately R1,624/4Eoz (US$96/4Eoz). At normalised production levels and adjusting for the higher royalty tax, AISC would have been R14,813/4Eoz (US$876/4Eoz), well within SA inflation. The combined AISC margin for the Rustenburg operation increased from 31% for Q3 2019 to 59% for Q3 2020.

The Kroondal operation delivered another solid operational performance despite COVID-19 constraints. Despite being a primarily mechanised operation, a relatively higher proportion of Kroondal’s labour complement comes from neighbouring countries and other SA provinces which, due to COVID-19 travel restrictions on travel, resulted in a more delayed recall of employees, compounded by the need to quarantine or isolate returning employees. As a result, 4E PGM production of 53,299oz was 21% lower for Q3 2020 than for Q3 2019.  Absolute costs were well managed, with above inflationary electricity tariff and wage increases being absorbed, but due to the lower production volumes, AISC increased by 18% to R12,805/4Eoz (US$757/4Eoz) year-on-year, considerably less than the 93% year-on-year increase in the average PGM basket price.

PGM production from the Marikana operation for Q3 2020 of 177,717 4Eoz was 26% lower than for Q3 2019. The production decline was again primarily due to the gradual production build, with the buildup at the conventional Marikana shafts slower than at the more mechanised Rustenburg operation. The Marikana operation also employs a higher proportion of foreign nationals and employees from other provinces than the Rustenburg operations, which further delayed the production build up. Restructuring of the Marikana operations and closure of three Generation 1 shafts, which produced 10,537 4Eoz for Q3 2019, also contributed to the decline in production year-on-year. AISC of R16,779/4Eoz (US$992/4Eoz) was 7% lower than R17,955/4Eoz (US$1,224/4Eoz) for Q3 2019 despite significantly lower production. This partly reflects the ongoing realisation of cost synergies from the integration of the Marikana operation into the SA PGM operations, as well as one-off benefits from processing of PoC from Rustenburg, Kroondal and Platinum Mile (due to the Anglo Platinum ACP FM) at the Marikana smelting and refining operations.

Revenue from chrome sales amounted to R309 million for Q3 2020, 6% lower than revenue of R330 million for Q3 2019 due to lower volumes produced and lower prices year-on-year. Chrome sales of 429kt for Q3 2020, compared with 591kt for Q3 2019 with the average chrome price for Q3 2020 of US$138/t, 6% lower than the Q3 2019 average price of US$147/tonne.

Mimosa was largely unaffected by COVID-19 and continued to perform steadily. Attributable 4E PGM production of 31,572 4Eoz was 23% higher than for Q3 2019.

SA gold operations

The post lockdown production build up at the SA Gold operations progressed smoothly and ahead of plan. Gold production of 8,987kg (288,938oz) for Q3 2020 was flat year-on-year, with production building up during both Q3 2020 and Q3 2019 following significant operational disruptions in prior periods. During H1 2020 operations were suspended due to COVID-19 and during H1 2019, the production was significantly affected by the five-month AMCU strike. AISC of R715,345/kg (US$1,316/oz) remained elevated due to lower production, above inflation electricity tariff and wage increases.

Gold production (excluding DRDGOLD) of 7,473kg (240,262oz) was similar to the comparable period in 2019, with AISC of R746,127/kg (US$1,372/oz), 9% higher than for Q3 2019.

The average gold price for Q3 2020 of US$1,845/oz was 27% higher than for the comparable period in 2019, which together with the 15% depreciation of the average rand: dollar exchange rate year-on-year boosted the average rand gold price received for Q3 2020 by 47% to a record level of R1,002,945/kg. The inherent leverage of the SA gold operations to the rand gold price was clearly evident with the adjusted EBITDA margin for the SA Gold operations expanding to 37% compared with 14% for Q3 2019 and adjusted EBITDA increasing 282% to R3,218 million (US$190 million) for Q3 2020.

Sibanye-Stillwater Operating update | Quarter ended 30 September 2020 4

Underground production from the Driefontein operation of 2,424kg (77,933oz) increased by 17% due to a 14% increase in the average yield to 6.26g/t compared with 5.51g/t for the comparable period in 2019. The higher average yield during the period was a planned consequence of the phased recall of employees since May 2020, with returning crews initially directed to high grade areas, in order to build production and revenue as fast as possible. Underground yields have naturally normalised as the employee complement has increased. AISC declined by 5% to R741,525/kg (US$1,364/oz).

Underground production from the Kloof operation increased by 11% to 2,881kg (92,626oz) compared to Q3 2019, due to a 14% increase in the underground yield for the same reason outlined above. The Kloof surface operation was less impacted by COVID-19 constraints and spare capacity at the underground plants was utilised to accelerate surface throughput in order to offset lower throughput from underground. Surface production for Q3 2020 increased by 23% compared with Q3 2019, to 457kg (14,693oz). Considering the additional cost associated with COVID-19, costs were well controlled, with AISC for Q3 2020 of R718,630/kg (US$1,322/oz) being similar to Q3 2019. As mentioned above total AISC for Kloof is14% higher than the total AISC for the comparative period as a result of higher sales in the current quarter compared to the same period in 2019 (higher GIP and gold on hand in Q3 2019 compared to Q3 2020).

In contrast to the Driefontein and Kloof operations, underground gold production from the Beatrix operation of 1,319kg (42,407oz) declined by 36% compared with Q3 2019. Beatrix employs a higher proportion of foreign nationals than Kloof and Driefontein, with lower crew availability delaying the production build up. Gold production from surface sources increased by 56% to 64kg (2,058oz) due to utilisation of spare plant capacity. AISC for Q3 2020 of R847,561/kg (US$1,559/oz) was 53% higher than for the comparable period in 2019 due to the high fixed cost nature of the operations offset by the lower wage costs of employees not recalled, with lower production in the period.

OUTLOOK

Mined 2E PGM production from the US PGM operations for 2020 is forecast at between 620,000 2Eoz and 650,000 2Eoz, although due to ongoing COVID-19 constraints, is likely to be at the lower end of guidance. AISC is forecast to be between US$830/2Eoz and US$860/2Eoz, after accounting for the price driven royalties and taxes detailed previously. Capital expenditure is forecast to be between US$250 million to US$270 million, with the majority of this spend project in nature.

4E PGM production for 2020 from the SA PGM operations is forecast at between 1.35 million 4Eoz and 1.45 million 4Eoz with AISC between R19,700/4Eoz and R21,000/4Eoz (US$1,159/4Eoz and US$1,235/4Eoz). Given the smooth recovery in production, the upper end of production guidance and lower end of AISC guidance are very achievable. Capital expenditure is forecast at approximately R2,000 million (US$117 million).

Gold production from the managed SA gold operations (excluding DRDGOLD) for 2020 is forecast to be at the upper end of the production guidance of between 23,500kg and 24,500kg (756,000oz and 812,000oz) and as a result AISC is anticipated to be at the lower end of the cost guidance of between R805,000/kg and R840,000/kg (US$1,473/oz and US$1491/oz). Capital expenditure is expected to be marginally lower than the guidance of R2,850 million (US$168 million).

The 2020 dollar guidance is based on an average exchange rate of R17.00/US$.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating update | Quarter ended 30 September 2020 5

SALIENT FEATURES AND COST BENCHMARKS - QUARTERS

US and SA PGM operations

				US OPERATIONS	SA OPERATIONS
			Total SA and US PGM operations	Total US PGM Stillwater	Total SA PGM			Rustenburg		Marikana		Kroondal	Plat Mile	Mimosa[2]
Attributable				Under - ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attributable	Surface	Attributable
Production
Tonnes milled/treated	000't	Sep 2020	9,570	371	9,199	4,229	4,970	1,546	1,446	1,526	976	795	2,548	362
		Jun 2020	6,035	380	5,655	2,298	3,357	692	1,102	801	725	449	1,530	356
		Sep 2019	9,936	345	9,591	5,402	4,189	1,848	1,161	2,227	925	1,032	2,103	295
Plant head grade	g/t	Sep 2020	2.42	13.62	1.96	3.31	0.82	3.25	0.98	3.72	0.87	2.49	0.71	3.60
		Jun 2020	2.64	14.09	1.87	3.19	0.97	3.12	1.07	3.49	0.85	2.42	0.95	3.59
		Sep 2019	2.71	14.54	2.28	3.34	0.92	3.47	1.24	3.60	0.90	2.46	0.75	3.59
Plant recoveries	%	Sep 2020	77.30	91.02	73.67	84.40	36.82	86.14	34.59	85.26	41.98	83.75	17.58	75.35
		Jun 2020	77.29	89.57	70.56	82.48	43.71	82.43	32.69	85.01	37.17	82.95	14.87	76.85
		Sep 2019	76.93	91.10	73.77	83.04	29.79	81.04	29.01	85.91	24.50	82.91	8.22	75.37
Yield	g/t	Sep 2020	1.87	12.40	1.44	2.79	0.30	2.80	0.34	3.17	0.37	2.09	0.12	2.71
		Jun 2020	2.04	12.62	1.32	2.63	0.42	2.57	0.35	2.97	0.32	2.01	0.14	2.76
		Sep 2019	2.08	13.25	1.68	2.77	0.27	2.81	0.36	3.09	0.22	2.04	0.06	2.71
PGM production[3,8]	4Eoz - 2Eoz	Sep 2020	575,550	147,835	427,715	379,478	48,237	139,144	15,760	155,463	22,254	53,299	10,223	31,572
		Jun 2020	395,911	156,155	239,756	194,100	45,656	57,221	12,393	76,326	26,314	28,977	6,949	31,576
		Sep 2019	665,976	147,353	518,623	481,715	36,908	166,882	13,387	221,635	19,375	67,600	4,146	25,598
PGM sold	4Eoz - 2Eoz	Sep 2020	510,194	143,716	366,478	349,285	17,193	115,662	6,970	149,149		53,299	10,223	31,175
		Jun 2020	438,050	191,903	246,147	229,480	16,667	79,514	9,718	108,036		28,977	6,949	12,953
		Sep 2019	684,771	140,201	544,570	529,538	15,032	156,974	10,886	279,366		67,600	4,146	25,598
Price and costs[4]
Average PGM basket price[5]	R/4Eoz - R/2Eoz	Sep 2020	35,416	32,095	36,840	37,605	30,453	37,878	26,818	36,141		40,595	22,541	31,936
		Jun 2020	31,021	31,116	30,942	31,580	28,228	32,120	23,432	30,018		34,428	27,798	28,878
		Sep 2019	20,314	20,362	20,316	20,405	17,314	20,337	17,016	20,287		21,053	18,098	19,326
	US$/4Eoz - US$/2Eoz	Sep 2020	2,094	1,898	2,179	2,224	1,801	2,240	1,586	2,137		2,401	1,333	1,889
		Jun 2020	1,728	1,733	1,724	1,759	1,573	1,789	1,305	1,672		1,918	1,549	1,609
		Sep 2019	1,385	1,388	1,385	1,391	1,180	1,386	1,160	1,383		1,435	1,234	1,317
Operating cost[6]	R/t	Sep 2020	1,072	5,192	899	1,953	79	1,558	183	1,772		892	51	1,204
		Jun 2020	1,292	5,468	992	2,525	106	2,048	246	1,968		1,076	55	1,212
		Sep 2019	937	4,381	809	1,395	94	1,321	290	1,250		721	27	1,075
	US$/t	Sep 2020	63	307	53	115	5	92	11	105		53	3	71
		Jun 2020	72	305	55	141	6	114	14	110		60	3	68
		Sep 2019	64	299	55	95	6	90	20	85		49	2	73
	R/4Eoz - R/2Eoz	Sep 2020	18,148	13,030	20,058	21,706	8,170	17,314	16,751	24,947		13,302	12,716	13,800
		Jun 2020	20,138	13,307	25,262	30,172	7,784	24,771	21,835	29,257		16,679	12,203	13,659
		Sep 2019	14,101	10,258	15,249	15,619	10,675	14,632	25,188	16,342		11,003	13,700	12,384
	US$/4Eoz - US$/2Eoz	Sep 2020	1,073	771	1,186	1,284	483	1,024	991	1,475		787	752	816
		Jun 2020	1,122	741	1,407	1,681	434	1,380	1,216	1,630		929	680	761
		Sep 2019	961	699	1,039	1,065	728	997	1,717	1,114		750	934	844
All-in sustaining cost[7]	R/4Eoz - R/2Eoz	Sep 2020	16,392	14,803	16,985			18,864		16,779		12,805	13,880	15,450
		Jun 2020	20,166	15,038	24,011			22,766		27,596		16,927	13,081	15,420
		Sep 2019	15,134	11,603	16,190			15,844		17,955		10,877	15,195	13,267
	US$/4Eoz - US$/2Eoz	Sep 2020	969	875	1,004			1,116		992		757	821	914
		Jun 2020	1,123	838	1,338			1,268		1,537		943	729	859
		Sep 2019	1,032	791	1,104			1,080		1,224		741	1,036	904
All-in cost[7]	R/4Eoz - R/2Eoz	Sep 2020	17,543	18,997	17,001			18,864		16,814		12,805	13,880	15,450
		Jun 2020	21,996	19,183	24,106			22,766		27,714		16,927	14,160	15,420
		Sep 2019	15,963	15,195	16,192			15,844		17,957		10,877	15,412	13,267
	US$/4Eoz - US$/2Eoz	Sep 2020	1,037	1,123	1,005			1,116		994		757	821	914
		Jun 2020	1,225	1,069	1,343			1,268		1,544		943	789	859
		Sep 2019	1,088	1,036	1,104			1,080		1,224		741	1,051	904
Capital expenditure[4]
Ore reserve development	Rm	Sep 2020	607.1	301.7	305.4			107.1		198.3		-	-	-
		Jun 2020	447.4	352.5	94.9			14.4		80.5		-	-	-
		Sep 2019	677.4	235.1	442.3			135.9		306.4		-	-	-
Sustaining capital		Sep 2020	444.3	238.4	205.9			57.1		102.9		37.8	8.1	129.5
		Jun 2020	346.3	215.6	130.7			40.1		65.4		20.9	4.2	78.4
		Sep 2019	537.4	116.0	421.4			91.9		269.9		57.0	2.6	72.9
Corporate and projects		Sep 2020	620.0	620.0	-			-		-		-	-	-
		Jun 2020	654.7	647.2	7.5			-		-		-	7.5	-
		Sep 2019	531.6	530.5	1.1			-		0.2		-	0.9	-
Total capital expenditure	Rm	Sep 2020	1,671.4	1,160.1	511.3			164.2		301.2		37.8	8.1	129.5
		Jun 2020	1,448.4	1,215.3	233.1			54.5		145.9		20.9	11.7	78.4
		Sep 2019	1,746.3	881.6	864.7			227.8		576.5		57.0	3.4	72.9
	US$m	Sep 2020	98.8	68.6	30.2			9.7		17.8		2.2	0.5	7.7
		Jun 2020	80.7	67.7	13.0			3.0		8.1		1.2	0.7	4.4
		Sep 2019	119.0	60.1	58.9			15.5		39.3		3.9	0.2	5.0

Average exchange rates for the quarters ended 30 September 2020, 30 June 2020 and 30 September 2019 were R16.91/US$, R17.95/US$ and R14.67/US$, respectively

Figures may not add as they are rounded independently

1	The US PGM operations’ underground production is converted to metric tonnes and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the statistics shown above
2	During Q2 2020, sales were affected by the COVID-19 pandemic, however Mimosa continued production of PGM concentrate that resulted in a build up of concentrate stockpile. A difference arose whereby the Mimosa 4Eoz sold during Q2 2020 were included as equal to the produced 4Eoz in the Q2 2020 salient feature tables. The effect of this difference resulted in sold 4Eoz for Q2 2020 being reported as 31,576 4Eoz compared to an actual of 12,953 4Eoz. The AISC and AIC per 4Eoz for Mimosa were reported as R8,741/4Eoz compared to R15,420/4Eoz due to the inventory change not adjusted in these calculations

Sibanye-Stillwater Operating update | Quarter ended 30 September 2020 6

3Production per product – see prill split in the table below
4The Group and total SA PGM operations’ unit cost benchmarks and capital exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
5The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
6Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the PGM produced in the same period. The operating cost of Marikana operation includes the purchase of concentrate from Rustenburg, Kroondal and Platinum Mile
7All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in costs, see “All-in costs – quarters”
8The Marikana PGM production includes the processing of 10,781 4Eoz, 18,949 4Eoz and 12,790 4Eoz third party concentrate purchases for the quarters ended 30 September 2020, 30 June 2020 and 30 September 2019, respectively

Mining – Prill split excluding recycling operations

	GROUP						SA OPERATIONS						US OPERATIONS
	Sep 2020		Jun 2020		Sep 2019		Sep 2020		Jun 2020		Sep 2019		Sep 2020		Jun 2020		Sep 2019
		%		%		%		%		%		%		%		%		%
Platinum	288,406	50%	178,071	45%	340,943	51%	255,268	60%	143,313	60%	307,777	59%	33,138	22%	34,758	22%	33,166	23%
Palladium	241,852	42%	192,641	49%	270,059	41%	127,155	30%	71,244	30%	155,872	30%	114,697	78%	121,397	78%	114,187	77%
Rhodium	35,600	6%	18,554	5%	46,079	7%	35,600	8%	18,554	8%	46,079	9%
Gold	9,692	2%	6,645	1%	8,895	1%	9,692	2%	6,645	2%	8,895	2%
PGM production 4E/2E	575,550	100%	395,911	100%	665,976	100%	427,715	100%	239,756	100%	518,623	100%	147,835	100%	156,155	100%	147,353	100%
Ruthenium	56,991		31,192		74,264		56,991		31,192		74,264
Iridium	14,039		7,788		18,731		14,039		7,788		18,731
Total 6E/2E	646,580		434,891		758,971		498,745		278,736		611,618		147,835		156,155		147,353

Recycling operation

	Unit	Sep 2020	Jun 2020	Sep 2019
Average catalyst fed/day	Tonne	24.5	22.8	25.3
Total processed	Tonne	2,254	2,071	2,327
Tolled	Tonne	103	347	354
Purchased	Tonne	2,151	1,725	1,973
PGM fed	3Eoz	202,661	175,674	202,141
PGM sold	3Eoz	113,225	220,838	178,685
PGM tolled returned	3Eoz	24,585	32,074	49,317

Sibanye-Stillwater Operating update | Quarter ended 30 September 2020 7

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Sep 2020	11,399	1,213	10,186	387	-	472	1,450	354	165	-	1,311	7,260
		Jun 2020	8,763	533	8,230	139	-	205	1,401	189	93	-	999	5,737
		Sep 2019	10,907	1,446	9,461	376	-	485	1,286	558	72	27	948	7,155
Yield	g/t	Sep 2020	0.79	5.46	0.23	6.26	-	6.10	0.32	3.73	0.39	-	0.25	0.21
		Jun 2020	0.59	6.31	0.22	7.08	-	7.60	0.36	4.34	0.24	-	0.23	0.18
		Sep 2019	0.82	4.65	0.23	5.51	-	5.33	0.29	3.69	0.57	0.44	0.32	0.21
Gold produced	kg	Sep 2020	8,987	6,624	2,363	2,424	-	2,881	457	1,319	64	-	328	1,514
		Jun 2020	5,149	3,361	1,788	984	-	1,557	498	820	22	-	227	1,041
		Sep 2019	8,937	6,730	2,207	2,072	-	2,587	373	2,059	41	12	300	1,493
	oz	Sep 2020	288,938	212,966	75,972	77,933	-	92,626	14,693	42,407	2,058	-	10,545	48,676
		Jun 2020	165,544	108,059	57,485	31,636	-	50,059	16,011	26,364	707	-	7,298	33,469
		Sep 2019	287,330	216,374	70,956	66,616	-	83,174	11,992	66,198	1,318	386	9,645	48,001
Gold sold	kg	Sep 2020	8,726	6,349	2,377	2,230	-	2,865	463	1,254	58	-	334	1,522
		Jun 2020	4,887	3,192	1,695	920	-	1,509	493	763	21	-	230	951
		Sep 2019	8,510	6,295	2,215	1,856	-	2,485	412	1,943	35	11	258	1,510
	oz	Sep 2020	280,547	204,125	76,422	71,696	-	92,112	14,886	40,317	1,865	-	10,738	48,933
		Jun 2020	157,120	102,625	54,495	29,579	-	48,515	15,850	24,531	675	-	7,395	30,575
		Sep 2019	273,604	202,390	71,214	59,672	-	79,895	13,246	62,469	1,125	354	8,295	48,548
Price and costs
Gold price received	R/kg	Sep 2020	1,002,945			1,004,843		1,001,683		962,652		1,025,749		1,031,406
		Jun 2020	972,396			809,783		900,899		873,597		974,783		971,083
		Sep 2019	684,172			651,940		663,583		660,971		683,643		697,483
	US$/oz	Sep 2020	1,845			1,848		1,842		1,771		1,887		1,897
		Jun 2020	1,685			1,403		1,561		1,514		1,689		1,683
		Sep 2019	1,451			1,382		1,407		1,401		1,449		1,479
Operating cost[1]	R/t	Sep 2020	473	3,383	127	3,683	-	3,626	190	2,732	207	-	149	108
		Jun 2020	483	5,973	127	7,978	-	6,513	201	3,926	185	-	142	106
		Sep 2019	463	2,686	123	3,499	-	3,221	216	1,793	131	200	165	101
	US$/t	Sep 2020	28	200	8	218	-	214	11	162	12	-	9	6
		Jun 2020	27	333	7	444	-	363	11	219	10	-	8	6
		Sep 2019	32	183	8	239	-	220	15	122	9	14	11	7
	R/kg	Sep 2020	600,033	619,520	545,408	587,995	-	594,030	604,376	733,131	532,813	-	594,817	517,437
		Jun 2020	821,829	947,248	586,074	1,126,931	-	857,482	564,458	905,000	781,818	-	624,229	583,958
		Sep 2019	564,709	577,043	527,096	634,990	-	603,788	746,113	485,867	229,268	450,000	522,333	483,255
	US$/oz	Sep 2020	1,104	1,140	1,003	1,082	-	1,093	1,112	1,348	980	-	1,094	952
		Jun 2020	1,424	1,641	1,016	1,953	-	1,486	978	1,568	1,355	-	1,082	1,012
		Sep 2019	1,197	1,223	1,118	1,346	-	1,280	1,582	1,030	486	954	1,107	1,025
All-in sustaining cost[2]	R/kg	Sep 2020	715,345			741,525		718,630		847,561		648,503		591,393
		Jun 2020	890,444			1,239,565		837,363		976,403		678,261		643,428
		Sep 2019	653,666			777,532		726,096		552,679		565,056		509,868
	US$/oz	Sep 2020	1,316			1,364		1,322		1,559		1,193		1,088
		Jun 2020	1,543			2,148		1,451		1,692		1,175		1,115
		Sep 2019	1,386			1,649		1,539		1,172		1,198		1,081
All-in cost[2]	R/kg	Sep 2020	726,782			741,525		729,447		847,561		648,503		608,016
		Jun 2020	890,853			1,239,565		845,654		976,403		678,261		648,160
		Sep 2019	671,293			777,532		738,971		552,932		565,056		517,285
	US$/oz	Sep 2020	1,337			1,364		1,342		1,559		1,193		1,118
		Jun 2020	1,544			2,148		1,465		1,692		1,175		1,123
		Sep 2019	1,423			1,649		1,567		1,172		1,198		1,097
Capital expenditure
Ore reserve development	Rm	Sep 2020	529.8			233.1		215.2		81.5		-		-
		Jun 2020	155.5			71.3		57.5		26.7		-		-
		Sep 2019	560.3			216.8		251.1		92.4		-		-
Sustaining capital		Sep 2020	257.9			54.9		88.0		19.9		-		95.1
		Jun 2020	144.0			17.8		32.7		9.1		-		84.4
		Sep 2019	143.1			65.3		55.8		16.5		-		5.5
Corporate and projects[3]		Sep 2020	69.8			-		36.0		-		-		25.3
		Jun 2020	21.3			-		16.6		-		-		4.5
		Sep 2019	75.7			-		37.3		0.5		-		11.2
Total capital expenditure	Rm	Sep 2020	857.5			288.0		339.2		101.4		-		120.4
		Jun 2020	320.7			89.1		106.8		35.7		-		88.9
		Sep 2019	779.0			282.0		344.1		109.5		-		16.7
	US$m	Sep 2020	50.7			17.0		20.1		6.0		-		7.1
		Jun 2020	17.9			5.0		5.9		2.0		-		5.0
		Sep 2019	53.1			19.2		23.5		7.5		-		1.1

Average exchange rates for the quarters ended 30 September 2020, 30 June 2020 and 30 September 2019 were R16.91/US$, R17.95/US$ and R14.67/US$, respectively

Figures may not add as they are rounded independently

1	Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
2	All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) is calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in costs, see “All-in costs – quarters”
3	Corporate project expenditure for the quarters ended 30 September 2020, 30 June 2020 and 30 September 2019 was R8.5 million (US$0.5 million), R0.2 million (US$0 million) and R26.7 million (US$1.8 million), respectively

Sibanye-Stillwater Operating update | Quarter ended 30 September 2020 8

ALL-IN COSTS - QUARTERS

SA and US PGM operations

Figures are in millions unless otherwise stated

				US OPERATIONS	SA OPERATIONS
			Total US and SA PGM	Total US PGM[1]	Total SA PGM	Rustenburg	Marikana	Kroondal	Plat Mile	Mimosa[2]	Corporate
Cost of sales, before amortisation and depreciation[3]		Sep 2020	8,374.5	1,865.4	6,509.1	2,479.1	3,424.7	760.9	130.0	462.5	(748.1)
		Jun 2020	7,313.2	2,677.8	4,635.4	1,899.0	2,698.8	498.9	84.8	220.4	(766.5)
		Sep 2019	9,871.5	1,302.5	8,569.0	2,468.7	5,241.8	801.7	56.8	317.0	(317.0)
Royalties		Sep 2020	444.2	-	444.2	326.7	114.1	3.4	-	30.6	(30.6)
		Jun 2020	55.0	-	55.0	33.5	21.0	0.5	-	18.1	(18.1)
		Sep 2019	112.8	-	112.8	75.0	36.0	1.7	-	14.9	(14.8)
Carbon tax		Sep 2020	0.7	-	0.7	0.1	0.5	0.1	-	-	-
		Jun 2020	1.3	-	1.3	0.1	1.1	0.1	-	-	-
		Sep 2019	-	-	-	-	-	-	-	-	-
Community costs		Sep 2020	46.0	-	46.0	(4.7)	50.7	-	-	-	-
		Jun 2020	13.4	-	13.4	5.8	7.6	-	-	-	-
		Sep 2019	14.6	-	14.6	14.6	-	-	-	-	-
Inventory change[4]		Sep 2020	1,654.8	60.9	1,593.9	265.1	1,043.1	-	-	(26.8)	312.5
		Jun 2020	203.1	(599.8)	802.9	(76.0)	332.7	-	-	210.9	335.3
		Sep 2019	(660.4)	209.0	(869.4)	361.4	(1,230.8)	-	-	-	-
Share-based payments[5]		Sep 2020	41.0	20.0	21.0	8.6	10.6	1.8	-	-	-
		Jun 2020	13.2	0.9	12.3	4.7	4.7	2.9	-	-	-
		Sep 2019	13.3	13.3	-	-	-	-	-	-	-
Rehabilitation interest and amortisation[6]		Sep 2020	67.5	7.4	60.1	1.2	38.9	20.0	-	1.0	(1.0)
		Jun 2020	66.2	8.5	57.7	0.4	36.3	21.1	-	0.7	(0.8)
		Sep 2019	56.9	1.9	55.0	(0.5)	36.1	19.4	-	0.8	(0.8)
Leases		Sep 2020	14.8	0.6	14.2	3.5	8.5	2.2	-	-	-
		Jun 2020	15.7	1.9	13.8	3.5	8.1	2.2	-	-	-
		Sep 2019	13.8	1.6	12.2	3.7	10.6	(2.1)	-	-	-
Ore reserve development		Sep 2020	607.1	301.7	305.4	107.1	198.3	-	-	-	-
		Jun 2020	447.4	352.5	94.9	14.4	80.5	-	-	-	-
		Sep 2019	677.4	235.1	442.3	135.9	306.4	-	-	-	-
Sustaining capital expenditure		Sep 2020	444.3	238.4	205.9	57.1	102.9	37.8	8.1	129.5	(129.5)
		Jun 2020	346.3	215.6	130.7	40.1	65.4	20.9	4.2	78.4	(78.3)
		Sep 2019	537.3	116.0	421.3	91.9	269.9	57.0	2.6	72.9	(73.0)
Less: By-product credit[8]		Sep 2020	(2,777.9)	(306.0)	(2,471.9)	(321.7)	(2,010.3)	(143.7)	3.8	(109.0)	109.0
		Jun 2020	(1,127.8)	(309.1)	(818.7)	(340.7)	(423.7)	(56.1)	1.9	(41.6)	41.5
		Sep 2019	(945.6)	(169.7)	(775.9)	(294.5)	(342.6)	(142.4)	3.6	(66.0)	66.0
Total All-in-sustaining costs[7]		Sep 2020	8,917.0	2,188.4	6,728.6	2,922.1	2,982.0	682.5	141.9	487.8	(487.7)
		Jun 2020	7,347.0	2,348.3	4,998.7	1,584.8	2,832.5	490.5	90.9	486.9	(486.9)
		Sep 2019	9,691.6	1,709.7	7,981.9	2,856.2	4,327.4	735.3	63.0	339.6	(339.6)
Plus: Corporate cost, growth and capital expenditure		Sep 2020	626.2	620.0	6.2	-	6.2	-	-	-	-
		Jun 2020	666.8	647.2	19.6	-	12.1	-	7.5	-	-
		Sep 2019	530.6	529.3	1.3	-	0.4	-	0.9	-	-
Total All-in-costs[7]		Sep 2020	9,543.2	2,808.4	6,734.8	2,922.1	2,988.2	682.5	141.9	487.8	(487.7)
		Jun 2020	8,013.8	2,995.5	5,018.3	1,584.8	2,844.6	490.5	98.4	486.9	(486.9)
		Sep 2019	10,222.2	2,239.0	7,983.2	2,856.2	4,327.8	735.3	63.9	339.6	(339.6)
PGM production	4Eoz - 2Eoz	Sep 2020	575,550	147,835	427,715	154,904	177,717	53,299	10,223	31,572	-
		Jun 2020	395,911	156,155	239,756	69,614	102,640	28,977	6,949	31,576	-
		Sep 2019	665,976	147,353	518,623	180,269	241,010	67,600	4,146	25,598	-
	kg	Sep 2020	17,902	4,598	13,303	4,818	5,528	1,658	318	982	-
		Jun 2020	12,314	4,857	7,457	2,165	3,193	901	216	982	-
		Sep 2019	20,714	4,583	16,131	5,607	7,496	2,103	129	796	-
All-in-sustaining cost	R/4Eoz - R/2Eoz	Sep 2020	16,392	14,803	16,985	18,864	16,779	12,805	13,880	15,450	-
		Jun 2020	20,166	15,038	24,011	22,766	27,596	16,927	13,081	15,420	-
		Sep 2019	15,134	11,603	16,190	15,844	17,955	10,877	15,195	13,267	-
	US$/4Eoz - US$/2Eoz	Sep 2020	969	875	1,004	1,116	992	757	821	914	-
		Jun 2020	1,123	838	1,338	1,268	1,537	943	729	859	-
		Sep 2019	1,032	791	1,104	1,080	1,224	741	1,036	904	-
All-in-cost	R/4Eoz - R/2Eoz	Sep 2020	17,543	18,997	17,001	18,864	16,814	12,805	13,880	15,450	-
		Jun 2020	21,996	19,183	24,106	22,766	27,714	16,927	14,160	15,420	-
		Sep 2019	15,963	15,195	16,192	15,844	17,957	10,877	15,412	13,267	-
	US$/4Eoz - US$/2Eoz	Sep 2020	1,037	1,123	1,005	1,116	994	757	821	914	-
		Jun 2020	1,225	1,069	1,343	1,268	1,544	943	789	859	-
		Sep 2019	1,088	1,036	1,104	1,080	1,224	741	1,051	904	-

Average exchange rates for the quarters ended 30 September 2020, 30 June 2020 and 30 September 2019 were R16.91/US$, R17.95/US$ and R14.67/US$, respectively

Figures may not add as they are rounded independently

1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
2During Q2 2020, sales were affected by the COVID-19 pandemic, however Mimosa continued production of PGM concentrate that resulted in a build up of concentrate stockpile. A difference arose whereby the Mimosa 4Eoz sold during Q2 2020 were included as equal to the produced 4Eoz in the Q2 2020 salient feature tables. The effect of this difference resulted in sold 4Eoz for Q 2 2020 being reported as 31,576 4Eoz compared to an actual of 12,953 4Eoz. The AISC and AIC per 4Eoz for Mimosa were reported as R8,741/4Eoz compared to R15,420/4Eoz due to the inventory change not adjusted in these calculations
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs. Corporate relates to the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit
4Inventory adjustment in Corporate includes the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit
5Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
6Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production

Sibanye-Stillwater Operating update | Quarter ended 30 September 2020 9

7All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period
8The Q3 2020 and Q2 2020 by-product credit for Marikana includes the benefit from the sale of concentrate purchased from Rustenburg, Kroondal and Platinum Mile of R1,546 million and R128 million, respectively. The cost associated with the purchase and processing of the intercompany concentrate is included in the Marikana cost of sales, before amortisation and depreciation

SA gold operations

Figures are in millions unless otherwise stated

			SA OPERATIONS
			Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Sep 2020	5,305.5	1,330.6	2,018.3	960.4	201.0	795.2	-
		Jun 2020	3,950.8	1,029.5	1,551.9	695.2	137.7	536.5	-
		Sep 2019	4,714.8	1,140.7	1,763.8	949.7	139.0	721.6	-
Royalties		Sep 2020	35.8	11.2	41.8	14.2	1.7	-	(33.1)
		Jun 2020	17.2	3.7	9.0	3.4	1.1	-	-
		Sep 2019	21.6	5.6	9.0	6.1	0.9	-	-
Carbon tax		Sep 2020	0.5	-	0.1	0.4	-	-	-
		Jun 2020	0.7	-	0.1	0.4	-	0.2	-
		Sep 2019	-	-	-	-	-	-	-
Community costs		Sep 2020	24.9	3.4	7.8	13.7	-	-	-
		Jun 2020	36.5	3.2	7.5	13.5	-	12.3	-
		Sep 2019	14.4	4.2	5.3	4.3	0.6	-	-
Share-based payments[2]		Sep 2020	19.7	5.4	6.2	4.4	-	3.7	-
		Jun 2020	(20.0)	2.7	3.3	2.2	-	(28.2)	-
		Sep 2019	41.1	-	-	-	-	41.1	-
Rehabilitation interest and amortisation[3]		Sep 2020	58.5	15.5	11.5	15.2	10.3	4.7	1.3
		Jun 2020	53.0	11.2	10.6	12.1	13.2	4.5	1.4
		Sep 2019	56.8	8.3	14.1	21.7	8.3	3.4	1.0
Leases		Sep 2020	17.5	2.0	4.4	3.5	3.9	3.7	-
		Jun 2020	17.5	2.0	4.6	3.6	4.3	3.0	-
		Sep 2019	17.6	3.6	6.0	3.8	4.2	-	-
Ore reserve development		Sep 2020	529.8	233.1	215.2	81.5	-	-	-
		Jun 2020	155.5	71.3	57.5	26.7	-	-	-
		Sep 2019	560.3	216.8	251.1	92.4	-	-	-
Sustaining capital expenditure		Sep 2020	257.9	54.9	88.0	19.9	-	95.1	-
		Jun 2020	144.0	17.8	32.7	9.1	-	84.4	-
		Sep 2019	143.1	65.3	55.8	16.5	-	5.5	-
Less: By-product credit		Sep 2020	(8.0)	(2.5)	(1.7)	(1.2)	(0.3)	(2.3)	-
		Jun 2020	(3.6)	(1.0)	(0.8)	(0.7)	(0.3)	(0.8)	-
		Sep 2019	(7.0)	(1.4)	(1.6)	(1.3)	(1.0)	(1.7)	-
Total All-in-sustaining costs[4]		Sep 2020	6,242.1	1,653.6	2,391.6	1,112.0	216.6	900.1	(31.8)
		Jun 2020	4,351.6	1,140.4	1,676.4	765.5	156.0	611.9	1.4
		Sep 2019	5,562.7	1,443.1	2,103.5	1,093.2	152.0	769.9	1.0
Plus: Corporate cost, growth and capital expenditure		Sep 2020	99.8	-	36.0	-	-	25.3	38.5
		Jun 2020	2.0	-	16.6	-	-	4.5	(19.1)
		Sep 2019	150.0	-	37.3	0.5	-	11.2	101.0
Total All-in-costs[4]		Sep 2020	6,341.9	1,653.6	2,427.6	1,112.0	216.6	925.4	6.7
		Jun 2020	4,353.6	1,140.4	1,693.0	765.5	156.0	616.4	(17.7)
		Sep 2019	5,712.7	1,443.1	2,140.8	1,093.7	152.0	781.1	102.0
Gold sold	kg	Sep 2020	8,726	2,230	3,328	1,312	334	1,522	-
		Jun 2020	4,887	920	2,002	784	230	951	-
		Sep 2019	8,510	1,856	2,897	1,978	269	1,510	-
	oz	Sep 2020	280,547	71,696	106,998	42,182	10,738	48,933	-
		Jun 2020	157,120	29,579	64,366	25,206	7,395	30,575	-
		Sep 2019	273,602	59,672	93,141	63,594	8,649	48,548	-
All-in-sustaining cost	R/kg	Sep 2020	715,345	741,525	718,630	847,561	648,503	591,393	-
		Jun 2020	890,444	1,239,565	837,363	976,403	678,261	643,428	-
		Sep 2019	653,666	777,532	726,096	552,679	565,056	509,868	-
	US$/oz	Sep 2020	1,316	1,364	1,322	1,559	1,193	1,088	-
		Jun 2020	1,543	2,148	1,451	1,692	1,175	1,115	-
		Sep 2019	1,386	1,649	1,539	1,172	1,198	1,081	-
All-in-cost	R/kg	Sep 2020	726,782	741,525	729,447	847,561	648,503	608,016	-
		Jun 2020	890,853	1,239,565	845,654	976,403	678,261	648,160	-
		Sep 2019	671,293	777,532	738,971	552,932	565,056	517,285	-
	US$/oz	Sep 2020	1,337	1,364	1,342	1,559	1,193	1,118	-
		Jun 2020	1,544	2,148	1,465	1,692	1,175	1,123	-
		Sep 2019	1,423	1,649	1,567	1,172	1,198	1,097	-

Average exchange rates for the quarters ended 30 September 2020, 30 June 2020 and 30 September 2019 were R16.91/US$, R17.95/US$ and R14.67/US$, respectively

Figures may not add as they are rounded independently

1	Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation include the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) is calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period

Sibanye-Stillwater Operating update | Quarter ended 30 September 2020 10

ADJUSTED EBITDA RECONCILIATION - QUARTERS

Figures are in millions unless otherwise stated

	Quarter ended Sep 2020					Quarter ended Jun 2020					Quarter ended Sept 2019
Figures in million - SA rand	US PGM	SA PGM	SA Gold	Corporate	Total	US PGM	SA PGM	SA Gold	Corporate	Total	US PGM	SA PGM	SA Gold	Corporate	Total
Profit before royalties and tax	2,293.2	9,264.6	375.4	(225.4)	11,707.8	2,839.0	581.0	(2,169.2)	(226.1)	1,024.7	838.0	2,236.6	(721.8)	(319.3)	2,033.5
Adjusted for:
Amortisation and depreciation	698.1	518.4	784.5	-	2,001.0	831.7	348.8	445.3	-	1,625.8	560.1	484.9	916.9	-	1,961.9
Interest income	(52.9)	(46.7)	(127.4)	-	(227.0)	(55.3)	(56.3)	(140.1)	-	(251.7)	(38.2)	(145.0)	(64.7)	-	(247.9)
Finance expense	245.0	150.2	296.5	79.9	771.6	314.2	170.0	335.8	79.4	899.4	374.9	187.6	196.1	81.0	839.6
Share-based payments	22.9	26.5	17.0	-	66.4	6.1	20.9	154.7	-	181.7	13.3	-	102.1	-	115.4
Loss on financial instruments	2.9	54.8	2,187.6	-	2,245.3	(5.9)	66.4	1,792.4	-	1,852.9	-	36.3	467.7	-	504.0
Loss on foreign exchange differences	(0.3)	213.1	(173.6)	-	39.2	(0.4)	(97.7)	263.0	-	164.9	2.2	(14.0)	64.6	-	52.8
Share of results of equity-accounted investees after tax	-	(304.0)	(163.3)	-	(467.3)	-	26.6	(87.5)	-	(60.9)	4.8	(29.5)	(109.3)	-	(134.0)
Other non-cash cost/(income)	-	-	-	-	-	-	-	(21.9)	-	(21.9)	-	-	-	-	-
Gain on disposal of property, plant and equipment	-	(27.2)	(7.1)	-	(34.3)	-	(16.3)	(4.8)	-	(21.1)	52.7	(48.1)	(7.6)	-	(3.0)
Impairments	0.2	-	-	-	0.2	0.2	-	-	-	0.2	0.8	(70.5)	-	-	(69.7)
Restructuring cost	-	25.3	47.5	-	72.8	0.6	(24.8)	2.0	-	(22.2)	0.6	273.5	(1.2)	-	272.9
IFRS 16 lease payments	(0.7)	(14.2)	(18.9)	-	(33.8)	(1.9)	(14.2)	(18.1)	-	(34.2)	-	-	-	-	-
Other non-recurring (income)/costs	18.3	(573.7)	-	5.6	(549.8)	15.2	2.6	5.5	21.4	44.7	0.8	18.5	(0.2)	191.5	210.6
Adjusted EBITDA	3,226.7	9,287.1	3,218.2	(139.9)	15,592.1	3,943.5	1,007.0	557.1	(125.3)	5,382.3	1,810.0	2,930.3	842.6	(46.8)	5,536.1

Sibanye-Stillwater Operating update | Quarter ended 30 September 2020 11

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations		Sep 2020 quarter		Jun 2020 quarter		Nine months ended 30 September 2020
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)	1,875	369	1,887	330	5,116	1,448
Secondary development	(m)	3,602	1,153	3,116	1,317	9,568	3,399

SA PGM operations		Sep 2020 quarter					Jun 2020 quarter					Nine months ended 30 September 2020
	Reef		Batho- pele	Thembe- lani	Khuse- leka	Siphume- lele		Batho- pele	Thembe- lani	Khuse- leka	Siphume- lele		Batho- pele	Thembe- lani	Khuse- leka	Siphume- lele
Rustenburg	Unit
Advanced	(m)		491	840	2,449	673		72	230	512	234		854	2,207	5,448	1,745
Advanced on reef	(m)		491	649	895	412		209	151	347	169		854	1,256	1,855	903
Height	(cm)		213	236	285	268		228	244	280	257		211	268	284	250
Average value	(g/t)		2.4	2.3	2.2	3.1		2.5	2.3	2.3	2.9		2.4	2.4	2.3	3.0
	(cm.g/t)		515	545	632	820		557	557	648	755		505	633	648	758
SA PGM operations		Sep 2020 quarter					Jun 2020 quarter					Nine months ended 30 September 2020
	Reef	K3	Rowland	Saffy	E3	4B	K3	Rowland	Saffy	E3	4B	K3	Rowland	Saffy	E3	4B
Marikana	Unit
Primary development	(m)	7,579	4,864	5,288	1,081	1,463	2,835	2,014	1,474	501	783	17,829	11,496	11,321	2,571	3,729
Primary development - on reef	(m)	6,025	3,837	3,593	735	1,011	2,282	1,635	847	349	536	14,166	9,102	7,549	1,833	2,608
Height	(cm)	218	220	218	215	221	217	221	220	220	220	218	219	219	218	219
Average value	(g/t)	3.1	2.6	2.7	2.6	2.4	3.4	2.5	2.8	2.7	2.8	3.2	2.7	2.7	2.6	2.5
	(cm.g/t)	683	578	587	555	526	741	544	612	586	621	697	579	582	564	547
SA PGM operations		Sep 2020 quarter					Jun 2020 quarter					Nine months ended 30 September 2020
	Reef	Kopa- neng	Simun- ye	Bamba- nani	Kwezi	K6	Kopa- neng	Simun- ye	Bamba- nani	Kwezi	K6	Kopa- neng	Simun- ye	Bamba- nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)	647	110	679	552	367	431	91	237	255	218	1,679	373	1,543	1,156	1,105
Advanced on reef	(m)	444	6	671	393	367	324	77	217	92	210	933	194	1,483	611	964
Height	(cm)	244	226	215	210	244	252	221	212	209	247	247	220	211	212	240
Average value	(g/t)	1.4	0.1	2.8	2.2	2.5	1.6	2.2	2.8	1.2	2.1	1.7	1.9	2.9	2.2	2.3
	(cm.g/t)	333	24	600	463	612	399	474	587	246	525	423	411	607	475	559

SA gold operations		Sep 2020 quarter			Jun 2020 quarter			Nine months ended 30 September 2020
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	757	354	1,220	253	154	347	1,850	738	2,456
Advanced on reef	(m)	138	144	145	27	79	48	311	315	271
Channel width	(cm)	65	63	61	76	82	121	80	65	85
Average value	(g/t)	19.4	9.8	48.7	9.7	9.9	9.9	13.5	10.2	25.0
	(cm.g/t)	1,267	621	2,964	738	814	1,190	1,084	660	2,115

SA gold operations		Sep 2020 quarter				Jun 2020 quarter				Nine months ended 30 September 2020
	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)	1,299	508		1,340	275	166	3	626	2,758	1,151	69	3,416
Advanced on reef	(m)	275	196		209	98	61	3	95	582	313	50	530
Channel width	(cm)	175	139		127	198	105	166	116	155	128	177	111
Average value	(g/t)	4.7	10.6		13.9	4.2	11.8	6.7	1.8	5.2	10.9	6.2	9.7
	(cm.g/t)	828	1,476		1,771	837	1,237	1,109	212	806	1,393	1,090	1,084

SA gold operations		Sep 2020 quarter		Jun 2020 quarter		Nine months ended 30 September 2020
	Reef	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans
Beatrix	Unit
Advanced	(m)	1,750	135	804	66	5,705	360
Advanced on reef	(m)	854	23	293	23	2,188	116
Channel width	(cm)	156	205	157	108	162	145
Average value	(g/t)	8.3	4.2	7.8	53.0	9.0	18.8
	(cm.g/t)	1,297	861	1,227	5,727	1,470	2,724

Sibanye-Stillwater Operating update | Quarter ended 30 September 2020 12

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED

(“Sibanye-Stillwater”, “the Company” and/or “the Group”)

Incorporated in the Republic of South Africa

Registration number 2014/243852/06

Share codes: SSW and SBSW

Issuer code: SSW

ISIN: ZAE000259701

LISTINGS

JSE: SSW

NYSE: SBSW

WEBSITE

www.sibanyestillwater.com

REGISTERED OFFICE

Constantia Office Park

Bridgeview House, Building 11, Ground Floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President: Investor Relations

Cell: +27 83 453 4014

Email:

james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

CORPORATE SECRETARY

Lerato Matlosa

Email: lerato.matlosa@sibanyestillwater.com

DIRECTORS

Vincent Maphai[1,2] (Chairman)

Neal Froneman[2] (CEO)

Charl Keyter[2] (CFO)

Elaine Dorward-King[1,3]

Harry Kenyon-Slaney[1,2]

Jerry Vilakazi[1,2]

Keith Rayner[1,2]

Nkosemntu Nika[1,2]

Richard Menell[1,2,4]

Savannah Danson[1,2]

Susan van der Merwe[1,2]

Timothy Cumming[1,2]

[1] Independent non-executive

[2]Appointed 24 February 2020

[3] Appointed 27 March 2020

[4] Lead Independent director

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

Registration number 1995/011815/07

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

AUDITORS

Ernst & Young Inc. (EY)

102 Rivonia Road

Sandton

2196

South Africa

Tel: +27 11 772 3000

Private Bag X14

Sandton 2146

South Africa

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email:

shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email:

tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

FORWARD-LOOKING STATEMENT

The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans (HDSAs) in its

Sibanye-Stillwater Operating update | Quarter ended 30 September 2020

management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2019.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.

Sibanye-Stillwater Operating update | Quarter ended 30 September 2020 14